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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                         (AMENDMENT NO. _____________)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FLAG TELECOM HOLDINGS LIMITED
                          -----------------------------
                                (Name of Issuer)

                   COMMON SHARES, PAR VALUE $0.0006 PER SHARE
                   -------------------------------------------
                         (Title of Class of Securities)

                                   G3529L 10 2
                                -----------------
                                 (CUSIP Number)


                                 Mark H. Swartz
                            Executive Vice President
                             Tyco International Ltd.
                         The Zurich Centre, Second Floor
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                                 (441) 292-8674

                                 With copies to:


     Meredith B. Cross, Esq.                        Fati Sadeghi, Esq.
   Wilmer, Cutler & Pickering                     Senior Corporate Counsel
      2445 M Street, N.W.                        Tyco International (US) Inc
     Washington, D.C. 20037                            One Tyco Park
        (202) 663-6000                               Exeter, NH 03833
                                                      (603) 778-9700

                             ----------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 19, 2001

             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13G


CUSIP NO.         G3529L 10 2                           PAGE 2 OF 6 PAGES
          -----------------------------


--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS  Tyco International Ltd.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable


--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]


--------------------------------------------------------------------------------

3   SEC USE ONLY


--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION  Bermuda


--------------------------------------------------------------------------------

       NUMBER OF         5    SOLE VOTING POWER
        SHARES                      0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY
         EACH           6     SHARED VOTING POWER
      REPORTING                     15,000,000
       PERSON        -----------------------------------------------------------
        WITH
                        7     SOLE DISPOSITIVE POWER
                                    0
                     -----------------------------------------------------------

                        8     SHARED DISPOSITIVE POWER
                                    15,000,000

--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,000,000

--------------------------------------------------------------------------------

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
    [ ]

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11.18%

--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP NO.   G3529L 10 2                                 PAGE 3 OF 6 PAGES
          ---------------------

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS  TGN Holdings, Ltd.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION  Bermuda

--------------------------------------------------------------------------------

       NUMBER OF         5    SOLE VOTING POWER
        SHARES                      0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY
        EACH             6    SHARED VOTING POWER
      REPORTING                     15,000,000
       PERSON        -----------------------------------------------------------
        WITH
                         7    SOLE DISPOSITIVE POWER
                                     0
                     -----------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER
                                     15,000,000

--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,000,000

--------------------------------------------------------------------------------

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
    [ ]

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11.18%

--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ITEM 1.  (A)      NAME OF ISSUER

                  FLAG Telecom Holdings Limited

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda

ITEM 2.  (A)      NAMES OF PERSONS FILING:

                  Tyco International Ltd.
                  TGN Holdings, Ltd.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Tyco International Ltd.
                  The Zurich Centre, Second Floor
                  90 Pitts Bay Road
                  Pembroke HM 08 Bermuda

                  TGN Holdings, Ltd.
                  The Zurich Centre, Second Floor
                  90 Pitts Bay Road
                  Pembroke HM 08 Bermuda

         (C)      CITIZENSHIP:

                  Tyco International Ltd. - Bermuda
                  TGN Holdings, Ltd. - Bermuda

         (D)      TITLE OF CLASS OF SECURITIES:
                  Common Shares, par value $0.0006 per share

         (E)      CUSIP NUMBER:    G3529L 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13DL(B) OR 240.13D2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ] Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o);
         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c);
         (c)      [ ] Insurance company as defined in section 3(a)(l 9) of the
                      Act (15 U.S.C. 78c);
         (d)      [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a8);
         (e)      [ ] An investment adviser in accordance
                      with Section 240.13dl(b)(1)(ii)(E);
         (f)      [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d1(b)(1)(ii)(F);
         (g)      [ ] A parent holding company or control person in accordance with Section 240.13d1 (b)(1)(ii)(G);
         (h)      [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)      [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a3);
         (j)      [ ] Group, in accordance with Section 240.13dl(b)(1)(ii)(J).



                                       4


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ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  15,000,000
         (b)      Percent of class:  11.18%
         (c) Tyco International Ltd. and TGN Holdings, Ltd. have shared voting and dispositive power as to 15,000,000 shares, representing 11.18% of FLAG Telecom Holdings Limited's outstanding Common Shares. The total number of shares outstanding is 134,124,421, the number of shares outstanding as of May 1, 2001. Neither Tyco International Ltd. nor TGN Holdings, Ltd. has sole voting or dispositive power. TGN Holdings, Ltd. is a wholly-owned subsidiary of Tyco International Ltd.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit 99.1 to this filing.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       5


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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                           TYCO INTERNATIONAL LTD.

                                           By:       /s/ MARK H. SWARTZ
                                                    ---------------------------
Date:  June 29, 2001                       Name:    Mark H. Swartz
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer

                                           TGN HOLDINGS, LTD.

Date:  June 29, 2001                       By:       /s/ GLEN J. MISKIEWICZ
                                                    ----------------------------
                                           Name:    Glen J. Miskiewicz
                                           Title:   Vice President




                                       6

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                                  EXHIBIT INDEX


EXHIBIT NO.               DESCRIPTION

99.1                      Item 8 Exhibit

99.2                      Agreement of Joint Filing





                                       E-1